Exhibit 3.30

a copy of the Articles of Organization and Initial Report of

VIVINT LOUISIANA LLC

Domiciled at BATON ROUGE, LOUISIANA,

Was filed and recorded in this Office on March 28, 2013,

And all fees having been paid as required by law, the limited liability company is authorized to transact business in this State, subject to the restrictions imposed by law, including the provisions of R.S. Title 12, Chapter 22.

In testimony whereof, I have hereunto set my hand and caused the Seal of my Office to be affixed at the City of Baton Rouge on, March 28, 2013

Certificate ID: 10367039#B4P83

To validate this certificate, visit the following web site, go to Commercial Division, Certificate Validation, then follow the instructions displayed. www.sos.louisiana.gov

WH 41127740K